West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		October 2,	December 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents		$203	$202
Receivables		300	244
Income taxes receivable		134	79
Inventories	4	780	828
Prepaid expenses		45	34
		1,463	1,387
Property, plant and equipment		3,434	3,593
Timber licences		322	335
Goodwill and other intangible assets		1,688	1,726
Other assets	5	532	573
Deferred income tax assets		22	6
		$7,461	$7,620

Liabilities
Current liabilities
Payables and accrued liabilities		583	584
Current portion of reforestation and decommissioning obligations		50	52
Income taxes payable		6	14
		639	651
Long-term debt	6	500	300
Other liabilities	7	496	423
Deferred income tax liabilities		356	397
		1,992	1,771
Shareholders’ Equity
Share capital	9	2,496	2,496
Retained earnings		3,264	3,630
Accumulated other comprehensive loss		(290)	(277)
		5,470	5,849
		$7,461	$7,620
The number of Common shares and Class B Common shares outstanding at October 27, 2026 was 78,303,822.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Loss and Comprehensive Loss
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		October 2,	September 26,	October 2,	September 26,
	Note	2026	2025	2026	2025

Sales		$1,363	$1,307	$4,130	$4,297

Costs and expenses
Cost of products sold		1,001	1,104	3,042	3,234
Freight and other distribution costs		209	194	614	589
Export duties, net, and tariffs	17	46	87	248	132
Amortization		128	133	400	401
Selling, general and administration		68	66	195	208
Equity-based compensation		1	(2)	12	(10)
Restructuring and impairment reversal	10	—	—	(5)	—
		1,454	1,582	4,506	4,553

Operating loss		(92)	(275)	(376)	(256)

Finance expense, net	11	(9)	(12)	(70)	(1)
Other income, net	12	1	11	9	5
Loss before tax		(100)	(276)	(438)	(252)
Tax recovery, net	13	20	73	109	66
Loss		$(80)	$(204)	$(329)	$(186)

Loss per share (dollars)
Basic	14	$(1.02)	$(2.59)	$(4.20)	$(2.34)
Diluted	14	$(1.03)	$(2.63)	$(4.20)	$(2.53)

Comprehensive loss
Loss		$(80)	$(204)	$(329)	$(186)
Other comprehensive earnings (loss)
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		(5)	(11)	(11)	39
Loss on forward contracts designated as cash flow hedges, net of tax	15	(1)	—	(2)	—
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	8	14	6	37	10
		8	(5)	24	50
Comprehensive loss		$(71)	$(209)	$(304)	$(136)

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		October 2,	September 26,	October 2,	September 26,
	Note	2026	2025	2026	2025

Share capital
Balance - beginning of period		$2,496	$2,517	$2,496	$2,549
Repurchase of Common shares for cancellation	9	—	(18)	—	(50)
Balance - end of period		$2,496	$2,499	$2,496	$2,499

Retained earnings
Balance - beginning of period		$3,355	$4,651	$3,630	$4,726
Actuarial gain on retirement benefits, net of tax	8	14	6	37	10
Repurchase of Common shares for cancellation	9	—	(23)	—	(69)
Loss for the period		(80)	(204)	(329)	(186)
Dividends declared		(25)	(25)	(75)	(76)
Balance - end of period		$3,264	$4,405	$3,264	$4,405

Accumulated other comprehensive loss
Balance - beginning of period		$(285)	$(271)	$(277)	$(321)
Translation gain (loss) on operations with different functional currencies		(5)	(11)	(11)	39
Loss on forward contracts designated as cash flow hedges, net of tax		(1)	—	(2)	—
Balance - end of period		$(290)	$(282)	$(290)	$(282)

Shareholders' Equity		$5,470	$6,623	$5,470	$6,623

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended			Nine Months Ended
		October 2,	September 26,		October 2,	September 26,
	Note	2026	2025		2026	2025
Cash provided by operating activities
Loss		$(80)	$(204)	FALSE	$(329)	$(186)
Adjustments
Amortization		128	133	FALSE	400	401
Restructuring and impairment reversal	10	—	—	FALSE	(5)	—
Finance expense, net	11	9	12	FALSE	70	1
Foreign exchange loss (gain)		(2)	(5)	FALSE	(14)	1
Export duty, including AR1 ADD liquidation payments	17	(12)	57	FALSE	103	57
Retirement benefit expense		17	18	FALSE	53	52
Net contributions to retirement benefit plans		(17)	(12)	FALSE	(40)	(25)
Tax recovery	13	(20)	(73)	FALSE	(109)	(66)
Income taxes received (paid)		(4)	4	FALSE	(22)	(50)
Unrealized loss (gain) on electricity swaps		(1)	(8)	FALSE	15	(13)
Loss (gain) on disposal of assets		1	(1)		(14)	(2)
Reforestation and decommissioning obligations, net		(15)	(22)		(14)	(12)
Other		(3)	3	FALSE	(11)	4
Changes in non-cash working capital
Receivables		—	26	FALSE	(56)	(10)
Inventories		12	60	FALSE	44	60
Prepaid expenses		6	12	FALSE	(11)	(17)
Payables and accrued liabilities		51	56	FALSE	34	71
		72	58		94	268
Cash provided by (used for) financing activities
Proceeds from amendment of long-term debt	6	200	—		200	100
Repayment of operating loans	6	(55)	—	FALSE	—	—
Repayment of lease obligations		(2)	(3)	FALSE	(9)	(11)
Finance expense paid		(7)	(6)	FALSE	(21)	(16)
Repurchase of Common shares for cancellation	9	—	(40)	FALSE	—	(121)
Dividends paid		(25)	(25)	FALSE	(75)	(76)
		110	(75)		95	(123)
Cash used for investing activities
Proceeds from disposal of assets		—	—	FALSE	20	—
Additions to capital assets		(53)	(90)	FALSE	(212)	(273)
Interest received		1	6	FALSE	3	20
Other		(1)	4	FALSE	3	3
		(53)	(81)		(187)	(250)
Change in cash and cash equivalents		130	(98)	—	2	(106)
Foreign exchange effect on cash and cash equivalents		(1)	(1)	—	(1)	10
Cash and cash equivalents - beginning of period		74	646	—	202	641
Cash and cash equivalents - end of period		$203	$546		$203	$546

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended October 2, 2026 and September 26, 2025
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements unless otherwise noted.
Effective January 1, 2026, the Company adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. The amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for some financial liabilities settled through electronic cash transfer systems, provide additional guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, and introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows (such as instruments with features linked to environment, social and governance targets) and for equity instruments designated at fair value through other comprehensive income (FVOCI). The adoption of these amendments did not have a material impact on the Company's consolidated financial statements.
Our Cochrane lumber mill changed its functional currency from CAD to USD effective January 1, 2026. This change reflects a change in the primary economic environment in which the mill operates. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from the effective date.
During the second quarter of 2026, we entered into foreign exchange forward contracts and applied hedge accounting (see note 15).
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 28, 2026. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2025.
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended October 2, 2026 and the third quarter of 2026 relate to the 13-week period ended October 2, 2026 and references to the nine months ended October 2, 2026 relate to the 39-week period ended October 2, 2026.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.

Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.
3.    Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.    Inventories
Supporting information

	October 2,	December 31,
As at	2026	2025
Manufactured products	$342	$315
Logs and other raw materials	186	266
Materials and supplies	253	247
	$780	$828
Inventories at October 2, 2026 were subject to a valuation reserve of $38 million (July 3, 2026 - $56 million; December 31, 2025 - $64 million) to reflect net realizable value being lower than cost.
5.    Other assets

		October 2,	December 31,
As at	Note	2026	2025
Retirement assets	8	$43	$52
Interest rate swaps		2	—
Electricity swaps		15	24
Export duties	17	455	474
Other		17	23
		$532	$573

6.     Operating loans and long-term debt
Term Loan Renewal

In September 2026, our existing $300 million term loan facility was refinanced through the issuance of a new $500 million term loan facility. Under the new credit agreement, the new term loan facility matures September 2029, and is under substantially the same terms and conditions as our previous term loan facility.

The amendment of the term loan facility was determined to be a non-substantial modification and resulted in a $1 million loss recognized in Finance expense, net.
Operating loans
As at October 2, 2026, our credit facilities consisted of a $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned paper operation.
As at October 2, 2026, our revolving credit facilities were undrawn (December 31, 2025 - undrawn). Interest on the facility is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $127 million (December 31, 2025 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $40 million (December 31, 2025 - $38 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	October 2,	December 31,
As at	2026	2025
Term loan; floating interest rate	$500	$300
	500	300
Less: current portion	—	—
	$500	$300
Interest on our term loan is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
The fair value of our long-term debt at October 2, 2026 was $500 million (December 31, 2025 - $300 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on $100 million of the $500 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.26%.
The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the three and nine months ended October 2, 2026, a gain of $1 million and a gain of $2 million, respectively, (three and nine months ended September 26, 2025 - a nominal loss and a loss of $2 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at October 2, 2026 was a $2 million asset (December 31, 2025 - a nominal asset).
7.    Other liabilities

		October 2,	December 31,
As at	Note	2026	2025
Retirement liabilities	8	$57	$102
Non-current portion of reforestation obligations		42	50
Non-current portion of decommissioning obligations		37	44
Non-current portion of lease obligations		22	24
Export duties	17	296	166
Electricity swaps		8	6
Other		34	30
		$496	$423
8.    Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
We used a discount rate assumption of 5.55% at October 2, 2026 (5.01% at December 31, 2025).
The actuarial gain on retirement benefits, included in other comprehensive earnings (loss), is as follows:

	Three Months Ended		Nine Months Ended
	October 2,	September 26,	October 2,	September 26,
	2026	2025	2026	2025
Actuarial gain	$18	$8	$50	$14
Tax provision	(5)	(2)	(13)	(4)
	$14	$6	$37	$10
9. Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued and Outstanding

	October 2, 2026		December 31, 2025
As at	Number	Amount	Number	Amount
Common	76,022,344	$2,496	76,018,344	$2,496
Class B Common	2,281,478	—	2,281,478	—
Total Common	78,303,822	$2,496	78,299,822	$2,496
For the nine months ended October 2, 2026, we issued 4,000 Common shares under our share option plans (three and nine months ended September 26, 2025 - 4,700 Common shares).

Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
For the three and nine months ended October 2, 2026, we repurchased no Common shares under our 2026 NCIB and 2025 NCIB programs. For the three and nine months ended September 26, 2025, we repurchased for cancellation 553,467 and 1,531,128 Common shares, respectively, at an average price of $73.08 and $76.65 per share under our 2025 NCIB and 2024 NCIB programs.
10. Restructuring and impairment reversal
For the nine months ended October 2, 2026, we recognized a restructuring and impairment reversal of $5 million related to the indefinite curtailment of our OSB mill in High Level, Alberta.
11. Finance expense, net

	Three Months Ended		Nine Months Ended
	October 2, 2026	September 26, 2025	October 2, 2026	September 26, 2025
Interest expense	$(8)	$(6)	$(23)	$(13)
Interest income on cash and cash equivalents	1	6	2	15
Net interest income (expense) on export duty deposits	—	—	(2)	10
Adjustment to interest on export duty deposits for prior period POIs	—	(10)	(45)	(10)
Finance expense on employee future benefits	(1)	(1)	(3)	(3)
	$(9)	$(12)	$(70)	$(1)
12. Other income, net

	Three Months Ended		Nine Months Ended
	October 2, 2026	September 26, 2025	October 2, 2026	September 26, 2025
Foreign exchange gain (loss)	$2	$5	$14	$(1)
Gain (loss) on sale of assets	(1)	1	14	2
Gain (loss) on electricity swaps	(3)	5	(26)	5
Gain (loss) on interest rate swap contracts	1	—	2	(2)
Other	2	—	4	2
	$1	$11	$9	$5

13. Tax recovery, net
The tax recovery differs from the amount that would have resulted from applying the B.C. statutory income tax rate to loss before tax as follows:

	Three Months Ended		Nine Months Ended
	October 2, 2026	September 26, 2025	October 2, 2026	September 26, 2025
Income tax recovery (expense) at statutory rate of 27%	$27	$75	$118	$68
Rate differentials between jurisdictions and on specified activities	(3)	(4)	(2)	(2)
Non-taxable amounts	—	1	(2)	2
Impact of functional currency differences	(2)	4	(5)	4
Valuation allowance	—	(3)	1	1
Income tax settlement	—	—	—	(6)
Other	(2)	—	(1)	—
Tax recovery	$20	$73	$109	$66
In Q1-25, we entered into a settlement agreement with the Canada Revenue Agency in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million in Q1-25 and have received income tax refunds of $34 million on account of the matters in question.
14. Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the three months ended October 2, 2026 and an adjustment was required for the numerator and denominator. The cash-settled method was more dilutive for the nine months ended October 2, 2026 and no adjustment was required for the numerator and denominator. The equity-settled method was more dilutive for the three and nine months ended September 26, 2025 and an adjustment was required for the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted loss per share is as follows:

	Three Months Ended		Nine Months Ended
	October 2, 2026	September 26, 2025	October 2, 2026	September 26, 2025
Loss
Numerator for basic EPS	$(80)	$(204)	$(329)	$(186)
Cash-settled expense included in earnings	—	(3)	—	(11)
Equity-settled expense adjustment	(1)	(1)	—	(4)
Numerator for diluted EPS	$(80)	$(208)	$(329)	$(201)

Weighted average number of shares (thousands)
Denominator for basic EPS	78,304	78,714	78,303	79,193
Effect of dilutive equity-based compensation	156	171	—	185
Denominator for diluted EPS	78,460	78,885	78,303	79,377

Loss per share (dollars)
Basic	$(1.02)	$(2.59)	$(4.20)	$(2.34)
Diluted	$(1.03)	$(2.63)	$(4.20)	$(2.53)
15.      Financial instruments
Accounting policies
We designate certain derivative instruments as cash flow hedges of highly probable forecast transactions to mitigate variability in cash flows arising from specific risks. The hedging relationship is formally documented at inception, and hedge effectiveness is assessed on an ongoing basis at each reporting date. The effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive earnings and accumulated in the cash flow hedge reserve, while any ineffective portion is recognized immediately in earnings. Amounts accumulated in the cash flow hedge reserve are subsequently reclassified to earnings in the same period and financial statement line item in which the hedged transaction affects earnings.
Supporting information

We are exposed to foreign exchange risk arising from CAD-denominated operating expenditures. To manage this exposure, we have entered into foreign exchange forward contracts to purchase Canadian dollars and sell U.S. dollars. These instruments are designated as cash flow hedges of highly probable forecast transactions and are intended to reduce variability in USD-equivalent cash flows resulting from movements in the USD-CAD exchange rate.

As at October 2, 2026, we had forward contracts with an aggregate notional amount of CAD$151 million, maturing between October 2026 and March 2027. The weighted average USD-CAD forward rate of these forward contracts is 1.38. Amounts accumulated in the cash flow hedge reserve are expected to be reclassified into profit or loss over the same period. We have designated the full change in fair value of these forward contracts, including forward points, as part of the hedging relationship.

The forward contracts are valued based on a discounted cash flow model using USD-CAD forward rates. The fair value of the forward contracts at October 2, 2026, was a $3 million liability, included within Payables and accrued liabilities.

Sources of hedge ineffectiveness may include differences between contract settlement rates and the market forward curve, timing mismatches between forecast cash flows and forward contract settlement dates, currency basis spread, and forward points. These sources are expected to produce limited ineffectiveness given the alignment of hedge terms. The impact of hedge ineffectiveness on Other income, net was nominal for the three and nine months ended October 2, 2026.

16. Segment and geographical information
During the first quarter of 2026, the Company revised the presentation of its reportable segments. The Company’s reportable segments are Lumber, NA EWP and EU EWP, with our former Pulp & Paper segment now being included within Other Operating Segments. This change was driven by the reduced materiality of the operating segment following the completion of the pulp mill disposals in 2024. Prior year comparatives have been updated to conform to current year presentation.
Other Operating Segments consists of Cariboo Pulp and our 50%-owned joint operation, Alberta Newsprint Company.

Three Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
October 2, 2026
Sales
To external customers	$703	$453	$126	$81	$—	$1,363
To other segments	9	1	—	3	(13)	—
	$712	$454	$126	$84	$(13)	$1,363
Cost of products sold	(494)	(356)	(102)	(63)	13	(1,001)
Freight and other distribution costs	(107)	(78)	(12)	(13)	—	(209)
Export duties, net, and tariffs	(46)	—	—	—	—	(46)
Amortization	(51)	(63)	(10)	(2)	(2)	(128)
Selling, general and administration	(33)	(24)	(8)	(3)	—	(68)
Equity-based compensation	—	—	—	—	(1)	(1)
Restructuring and impairment charges	—	—	—	—	—	—
Operating earnings (loss)	$(17)	$(67)	$(6)	$3	$(4)	$(92)

Three Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
September 26, 2025
Sales
To external customers	$611	$489	$128	$79	$—	$1,307
To other segments	11	2	—	2	(16)	—
	$622	$491	$128	$82	$(16)	$1,307
Cost of products sold	(532)	(406)	(109)	(73)	16	(1,104)
Freight and other distribution costs	(93)	(77)	(11)	(12)	—	(194)
Export duties, net, and tariffs	(87)	—	—	—	—	(87)
Amortization	(46)	(72)	(10)	(3)	(1)	(133)
Selling, general and administration	(33)	(23)	(7)	(3)	—	(66)
Equity-based compensation	—	—	—	—	2	2
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)

Nine Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
October 2, 2026
Sales
To external customers	$2,047	$1,432	$419	$232	$—	$4,130
To other segments	24	6	—	9	(39)	—
	$2,071	$1,438	$419	$241	$(39)	$4,130
Cost of products sold	(1,439)	(1,109)	(331)	(202)	39	(3,042)
Freight and other distribution costs	(300)	(239)	(38)	(38)	—	(614)
Export duties, net, and tariffs	(248)	—	—	—	1	(248)
Amortization	(157)	(196)	(31)	(8)	(6)	(400)
Selling, general and administration	(93)	(71)	(23)	(8)	—	(195)
Equity-based compensation	—	—	—	—	(12)	(12)
Restructuring and impairment reversal	—	5	—	—	—	5
Operating loss	$(167)	$(173)	$(4)	$(15)	$(17)	$(376)

Nine Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
September 26, 2025
Sales
To external customers	$1,979	$1,693	$375	$250	$—	$4,297
To other segments	30	8	—	8	(46)	—
	$2,009	$1,701	$375	$258	$(46)	$4,297
Cost of products sold	(1,535)	(1,213)	(318)	(213)	46	(3,234)
Freight and other distribution costs	(284)	(235)	(34)	(36)	—	(589)
Export duties, net, and tariffs	(130)	(1)	—	—	—	(132)
Amortization	(138)	(217)	(31)	(11)	(4)	(401)
Selling, general and administration	(102)	(75)	(22)	(9)	—	(208)
Equity-based compensation	—	—	—	—	10	10
Operating earnings (loss)	$(180)	$(40)	$(30)	$(12)	$6	$(256)
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended		Nine Months Ended
	October 2,	September 26,	October 2,	September 26,
	2026	2025	2026	2025
United States	$900	$830	$2,749	$2,836
Canada	275	271	760	840
U.K. and Europe	126	129	419	377
Asia	62	77	202	243
Other	—	—	—	1
	$1,363	$1,307	$4,130	$4,297

17. Export duties, net, and tariffs
The following table summarizes the impact of export duties, net, and tariffs in our earnings statement:

	Three Months Ended		Nine Months Ended
	October 2, 2026	September 26, 2025	October 2, 2026	September 26, 2025
Cash deposits¹	$(42)	$(30)	$(116)	$(71)
Adjustment to West Fraser rates[2]	12	10	25	10
Export duties, net	(30)	(20)	(91)	(61)
Adjustment to AR6 final rates[3]	—	(67)	—	(67)
Adjustment to ADD assessment rates (AR1 - AR8)⁴	—	—	(41)	—
Adjustment to AR7 preliminary CVD rate[5]	—	—	(73)	—
Export duty expense	(30)	(87)	(205)	(128)
Tariffs[6]	(16)	—	(43)	(3)
Export duties, net, and tariffs	$(46)	$(87)	$(248)	$(132)

Interest income (expense) on export duty deposits	—	—	(2)	10
Adjustment to interest on export duty deposits for prior period POIs[7]	—	(10)	(45)	(10)
Net interest income (expense) on export duty deposits	$—	$(10)	$(46)	$—
1.   Represents combined CVD and ADD cash deposit rate of 26.47% for January 1, 2026 to October 2, 2026, 11.89% for January 1, 2025 to July 28, 2025,        16.50% for July 29, 2025 to August 11, 2025, and 26.47% for August 12, 2025 to September 26, 2025.
2. Represent adjustments to West Fraser estimated ADD rate, as shown in the rate table below.
3. $67 million represents the duty expense attributable to the finalization of AR6 duty rates for the 2023 POI. The final CVD rate was 16.82% and the final ADD rate was 9.65% for AR6.
4. Represents adjustments to ADD relating to AR1 through AR8 (2017-2025 POIs), reflecting updated assessment rates based on information from the AR1 liquidation process initiated in Q1-26.
5. Represents the difference between the fiscal year 2024 expense recorded using the CVD cash deposit rates of 2.19% and 6.85% and the USDOC preliminary CVD rate of 15.93% for the 2024 POI.
6. Represents the Section 232 tariffs of 10% on softwood timber and lumber we import from Canada to the U.S. effective October 14, 2025 onwards, Section 338 tariffs of 50% on certain panel products effective August 22, 2026 onwards, net of $1 million in IEEPA tariff refunds received in Q2-26. 2025 amounts represent the IEEPA tariffs of 25% on our wood products imported into the U.S. in effect from March 4, 2025 to March 6, 2025.
7. For Q3-26 and YTD-26 represents adjustments to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI. For Q2-25 and YTD-25 represents adjustment to AR6 final rates for the 2023 POI.
Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD and ADD as export duty expense based on our best estimate of the applicable rate for each POI, considering all available information, including the cash deposit rate, any preliminary and final rates released by the U.S. Department of Commerce (“USDOC”), and our legal assessment of the applicable rates. These estimates are reviewed and updated as new information becomes available.
We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when new information is available, typically when an AR finalizes a new applicable rate for each POI.
The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable. The difference between the cash deposit amount and the amount that would have been due based on our estimated Administrative Review (“AR”) rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s AR process for each POI, as summarized in the tables below.
On March 9, 2026, the USDOC initiated AR8 POI covering the 2025 calendar year. West Fraser was selected as a mandatory respondent in both the CVD and ADD investigations, which will result in West Fraser continuing to be subject to a company-specific rate.
On April 9, 2026, the USDOC released the preliminary results for the AR7 POI covering the 2024 calendar year, which indicated a rate of 15.93% for CVD and 4.77% for ADD for West Fraser. As a result, we recorded a $73 million non-cash charge to export duty expense in Q1-26, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% and the preliminary CVD rate released of 15.93%.
Additionally, the USDOC processed and completed the liquidation of ADD in Q1 and Q2 2026 for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Upon liquidation of ADD, mandatory respondents are paid at assessment rates, which differ from the final rates as published by the USDOC in the Federal Register. Accordingly, we have recorded the receivable and payables balances, and accompanying interest, to be representative of the assessment rates shown in the table below. West Fraser has received $15 million in AR1 ADD liquidation payments.
As a result of additional information from the liquidation process, we recorded a $41 million non-cash charge to export duty expense in Q1-26, representing a change in the estimate of amounts recoverable and payable covering all the administrative review periods.
The Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, AR POI Final Rates, and ADD Assessment Rates for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Preliminary Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%	15.93%
August 19, 2024 - December 31, 2024	6.85%	15.93%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%	n/a
August 12, 2025 – December 31, 2025	16.82%	n/a
AR9 POI[3]
January 1, 2026 – October 2, 2026	16.82%	n/a
1.On April 9, 2026, the USDOC issued the preliminary rate for the AR7 POI of 15.93%.
2.The final CVD rate for the AR8 POI is expected in 2027.
3.The final CVD rate for the AR9 POI is expected in 2028.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate	AR POI Final Rate	AR POI Assessment Rate
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.46%	1.40%	1.65%
December 4, 2017 - December 31, 2017	5.57%	1.46%	1.40%	1.65%
January 1, 2018 - December 31, 2018	5.57%	1.46%	1.40%	1.65%
AR2 POI[3]
January 1, 2019 – December 31, 2019	5.57%	4.65%	6.06%	7.49%
AR3 POI[4]
January 1, 2020 – November 29, 2020	5.57%	3.40%	4.63%	5.13%
November 30, 2020 - December 31, 2020	1.40%	3.40%	4.63%	5.13%
AR4 POI[5]
January 1, 2021 – December 1, 2021	1.40%	6.80%	7.06%	7.66%
December 2, 2021 - December 31, 2021	6.06%	6.80%	7.06%	7.66%
AR5 POI[6]
January 1, 2022 – August 8, 2022	6.06%	4.52%	5.04%	5.52%
August 9, 2022 - December 31, 2022	4.63%	4.52%	5.04%	5.52%
AR6 POI[7]
January 1, 2023 – July 31, 2023	4.63%	8.84%	9.65%	10.52%
August 1, 2023 - December 31, 2023	7.06%	8.84%	9.65%	10.52%
AR7 POI
January 1, 2024 – August 18, 2024	7.06%	4.70%	n/a	5.08%
August 19, 2024 - December 31, 2024	5.04%	4.70%	n/a	5.08%
AR8 POI[8]
January 1, 2025 - July 28, 2025	5.04%	4.00%	n/a	4.75%
July 29, 2025 – December 31, 2025	9.65%	4.00%	n/a	4.75%
AR9 POI[9]
January 1, 2026 – October 2, 2026	9.65%	4.00%	n/a	n/a
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI for ministerial errors. This table only reflects the final rate.
6.On August 19, 2024, the USDOC issued the final ADD rate for the AR5 POI. An amended ADD rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024. This table only reflects the final rate.
7.On July 29, 2025, the USDOC issued the final ADD rate for the AR6 POI.
8.The finalization of the ADD rate for the AR8 POI is expected in 2027.
9.The finalization of the ADD rate for the AR9 POI is expected in 2028.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.

Export duty deposits receivable is represented by:

Nine Months Ended
October 2,
Export duties receivable	2026
Beginning of period	$474
Adjustment to ADD assessment rates (AR1 - AR8)¹	(21)
AR1 ADD liquidation payments	(15)
Adjustment to current period West Fraser estimated rate	25
Adjustment to interest income recognized on duty deposits receivable²	(26)
Interest income recognized on duty deposits receivable	17
End of period	$455
1.Represents adjustments to ADD assessment rates, as shown in the rate table above.
2.Includes interest adjustments to ADD assessment rates, which relate to fiscal years 2017 - 2025 POIs.
Export duties payable is represented by:

Nine Months Ended
October 2,
Export duties payable	2026
Beginning of period	$166
Adjustment to ADD assessment rates (AR1 - AR8)¹	20
Adjustment to AR7 preliminary CVD rate²	73
Adjustment to interest expense recognized on duty deposits payable³	19
Interest expense recognized on duty deposits payable	18
End of period	$296
1.Represents adjustments to ADD assessment rates, as shown in the rate table above.
2.Represents adjustment to AR7 preliminary CVD rate of 15.93%, prior to consideration of interest impacts.
3.Represents interest adjustments relating to ADD assessment rates, which relate to fiscal years 2017 - 2025 POIs, and adjustment to AR7 preliminary CVD rate.
As of October 2, 2026, our export duties paid and payable on deposit with the USDOC were $1,121 million (December 31, 2025 - $1,003 million).
Appeals
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the Canada-United States-Mexico Agreement (“CUSMA”) Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for the entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
On January 22, 2026, the USDOC issued a liquidation notice instructing the liquidation of shipments during August to December 2017 where the only duties in effect were ADD because CVD had not commenced. For this period of August to December 2017, legal challenges have been concluded through the withdrawal of AR1 ADD appeals. As discussed above, West Fraser received $15 million in Q2-26 through this liquidation process.

The softwood lumber case will continue to be subject to the North American Free Trade Agreement (“NAFTA”) or CUSMA, WTO dispute resolution processes, and litigation in the U.S. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017.
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber.
On February 20, 2026 the Supreme Court of the United States determined that the IEEPA does not authorize the U.S. administration to impose tariffs. The process of refunding the softwood timber and lumber IEEPA tariffs is currently underway by the U.S. Customs and Border Protection (CBP). We recorded an expense of $3 million related to IEEPA tariffs in 2025 and as of Q3-26 have received $1 million in refunds, excluding interest. This decision by the Supreme Court of the United States does not affect the Section 232 tariffs of 10% or duties paid on imported softwood timber and lumber into the U.S.
On July 20, 2026, the U.S. administration announced new tariffs of 50% on certain Canadian products imported into the U.S. under Section 338 of the Tariff Act of 1930, effective August 22, 2026. Our shipments to the U.S. of softwood lumber, OSB and MDF are not affected by the 338 tariffs.
18. Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.
19. Subsequent events
On October 14, 2026, the USDOC released final results for the AR7 POI, which disclosed a rate of 15.31% for CVD and 4.71% for ADD for West Fraser. Effective October 19, 2026, West Fraser’s cash deposit rate is 20.02%, which is a drop of 6.45% from the previous cash deposit rate of 26.47%.
On October 23, 2026, the U.S. administration announced modifications to the scope of certain tariffs imposed on Canadian products under Section 338 of the Tariff Act of 1930, effective October 30, 2026. The revised scope includes MDF products no thicker than 5 mm. In 2026, shipments to the United States of MDF products meeting the applicable criteria represented approximately 15% of our total MDF shipments.

On October 28, 2026, we announced the indefinite curtailments of our Huguley OSB mill in Lanett, Alabama and our lumber mill in Leola, Arkansas. As a result, we expect to record combined asset impairment losses of between $200 million to $220 million in the fourth quarter of 2026.